SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*

                                 Name of Issuer
                             BALDOR ELECTRIC COMPANY

                          Title of Class of Securities
                                  COMMON STOCK

                                  CUSIP Number
                                   057741-10-0

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  057741-10-0


1. Name of reporting persons:                             Roland S. Boreham, Jr.

   S.S. or I.R.S. identification no. of above persons:    ###-##-####

2. Check the appropriate box if a member of a group (See Instructions):

                                                          (a)      __________

                                                          (b)      __________

3. SEC use only:                                                   __________

4. Citizenship or place of organization:                  U.S. Citizen




Number of shares beneficially owned by each reporting person with (5-8):

5. Sole voting power:                                     1,437,922     shares

6. Shared voting power:                                     183,032     shares

7. Sole dispositive power:                                1,436,797     shares

8. Shared dispositive power:                                184,157     shares



9. Aggregate amount beneficially
   owned by each reporting person:                        1,620,954     shares

10.Check if the aggregate amount in row (9)
   excludes certain shares (see instructions):             ________

11.Percent of class represented by amount in row (9):     4.4%

12.Type of reporting person (see instructions):           IN

Item 1 (a)    Name of issuer:                   Baldor Electric Company

       (b)    Address of issuer's
              principal executive offices:      5711 R.S. Boreham, Jr. Street
                                                Fort Smith, AR 72908


Item 2 (a)    Name of person filing:            Roland S. Boreham, Jr.

       (b)    Address of principal business
              office, if none, residence:       5711 R. S. Boreham, Jr. Street
                                                Fort Smith, AR 72908

       (c)    Citizenship:                      United States

       (d)    Title of class of securities:     Common Stock

       (e)    CUSIP number:                     057741-10-0

Item 3  If  this   Statement  is  filed  pursuant  to  Rules
        13d-1(b), or 13d-2(b),  check whether the person filing is a:

       (a)  __________  Broker or Dealer  registered  under Section 15 of the
                        Act.
       (b)  __________  Bank as defined in section 3(a)(6) of the Act.

       (c)  __________  Insurance  Company  as  defined  in  section
                        3(a)(19) of the Act.

       (d)  __________  Investment Company registered under section 8 of the
                        Investment Company Act.

       (e)  __________  Investment Advisor registered under section 203 of the
                        Investment Advisers Act of 1940.

       (f)  __________  Employee  Benefit Plan,
                        Pension  Fund  which is  subject to
                        the   provisions  of  the  Employee
                        Retirement  Income  Security Act of
                        1974 or  Endowment  Fund;  see Sec.
                        240.13d-1(b)(1)(ii)(F).

       (g)  __________  Parent Holding Company,
                        in accordance  with Sec.  240.13d-1
                        (b)(ii)(G) (Note: See Item 7).

       (h)  __________  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H).

Item 4   Ownership:

         If the percent of the class owned, as of December 31 of the year covered by the statement or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)    Amount Beneficially Owned:                      Not Applicable

         (b)    Percent of Class:                               Not Applicable

         (c) Number of shares as to which such person has:

                (i)       sole power to vote or
                          to direct the vote:                   Not Applicable

                (ii)      shared power to vote or
                          to direct the vote:                   Not Applicable

                (iii)     sole power to dispose or
                          to direct the disposition of:         Not Applicable

                (iv)      shared power to dispose or
                          to direct the disposition of:         Not Applicable


Item 5   Ownership of five percent or less of a class:          X

Item 6   Ownership of more that five percent on behalf
         of another person:                                     Not Applicable

Item 7   Identification and classification of the subsidiary
         which acquired the security being reported on by
         the Parent Holding Company:                            Not Applicable

Item 8   Identification and classification of members of the
         group:                                                 Not Applicable

Item 9   Notice of dissolution of group:                        Not Applicable

Item 10  Certification:                                         Not Applicable

SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                 February 8, 1999



Signature:                            /s/   Roland S. Boreham, Jr.
                                      ----------------------------
Name:                                 Roland S. Boreham, Jr.

Title:                                Chairman